The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

VIA EDGAR

May 21, 2010

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C.   20549-0506

RE:	Tandy Representations – The Lincoln National Life Insurance Company and
Lincoln Life Variable Annuity Account N (File Nos. 333-36316; 811-08517)
Post-Effective Amendment No. 49

Dear Ms. Sazzman:

In regards to the referenced filing, The Lincoln National Life Insurance Company and
Lincoln Life Variable Annuity Account N (together “LNL”) represent the following:

•	LNL is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	LNL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ronald R. Bessette
Senior Counsel